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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 13E-3
                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            ------------------------

                               STOLT-NIELSEN S.A.
                (Name of the Issuer and Person Filing Statement)

                         ------------------------------

                          COMMON SHARES, NO PAR VALUE
                       OPTIONS TO PURCHASE COMMON SHARES
                         (Title of Class of Securities)
                                   L88742108
                     (CUSIP Number of Class of Securities)

                         ------------------------------

                              ALAN B. WINSOR, ESQ.
                               STOLT-NIELSEN INC.
                            EIGHT SOUND SHORE DRIVE
                              GREENWICH, CT 06836
                                 (203) 625-3667
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                         ------------------------------

                                    COPY TO:
                              GREGORY PRYOR, ESQ.
                                WHITE & CASE LLP
                          1155 AVENUE OF THE AMERICAS
                               NEW YORK, NY 10036
                                 (212) 819-8200
                            ------------------------

This statement is filed in connection with (check the appropriate box):

     a.    / /    The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C, or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.
     b.    / /    The filing of a registration statement under the Securities
                  Act of 1933.
     c.    /X/    A tender offer.
     d.    / /    None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. / /

                           CALCULATION OF FILING FEE

                  TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE**
                     $512,955,571.78                                                 $107,367.51

* Estimated solely for the purpose of determining the filing fee. The transaction valuation is equal to 29,364,183 Common Shares, no par value, and 1,367,125 options to purchase Common Shares (the maximum number of Common Shares and options to purchase Common Shares for which the offer is made), multiplied by the average ($17.46875) of the high and low prices of the Common Shares on the Nasdaq National Market on January 18, 2000.

** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the transaction valuation.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid:  $107,367.51              Filing party:            Stolt-Nielsen S.A.
Form or registration
no.:                     Schedule 13E-4           Date filed:              January 21, 2000

Instruction: Eight copies of this statement, including all exhibits, should be filed with the Commission.

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
                                  INTRODUCTION

    This Rule 13e-3 Transaction Statement (the "Schedule 13E-3") relates to an offer by Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"), to exchange one Class B Share, no par value (together, the "Class B Shares"), for each outstanding Common Share, no par value (together, the "Common Shares"), and one option to purchase one Class B Share (together, the "Class B Options") for each outstanding option to purchase one Common Share (together, the "Common Options"). This offer is being made on the terms and conditions set forth in the Offering Circular dated January 21, 2000 (the Offering Circular") and the related Letter of Transmittal (which, as they may be amended or supplemented from time to time, together constitute the "Exchange Offer"), copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively.

    The following Cross-Reference Sheet is being supplied pursuant to General Instruction F to the Schedule 13E-3 and shows the location in the Issuer Tender Offer Statement on Schedule 13E-4 (the "Schedule 13E-4"), filed by the Company with the Securities and Exchange Commission on the date hereof, of the information required to be included in response to the items of this Statement. The information set forth in the Schedule 13E-4, a copy of which is attached hereto as Exhibit (g)(3), including all exhibits thereto, is hereby expressly incorporated herein by reference as set forth in the Cross-Reference Sheet and the responses in this Schedule 13E-3, and such responses are qualified in their entirety by reference to the information contained in the Offering Circular.

                             CROSS-REFERENCE SHEET

                                                                WHERE LOCATED
ITEM IN SCHEDULE 13E-3                                        IN SCHEDULE 13E-4
----------------------                                        -----------------
Item 1(a)...................................................  Item 1(a)
Item 1(b)...................................................  Item 1(b)
Item 1(c)...................................................  Item 1(c)
Item 1(d)...................................................  *
Item 1(e)...................................................  *
Item 1(f)...................................................  *
Item 2......................................................  *
Item 3(a)(1)................................................  *
Item 3(a)(2)................................................  *
Item 3(b)...................................................  *
Item 4......................................................  *
Item 5(a)...................................................  Item 3(b)
Item 5(b)...................................................  Item 3(c)
Item 5(c)...................................................  Item 3(d)
Item 5(d)...................................................  Item 3(e)
Item 5(e)...................................................  Item 3(f)
Item 5(f)...................................................  Item 3(i)
Item 5(g)...................................................  Item 3(j)
Item 6(a)...................................................  Item 2(a)
Item 6(b)...................................................  *
Item 6(c)...................................................  Item 2(b)
Item 6(d)...................................................  *
Item 7(a)...................................................  Item 3
Item 7(b)...................................................  *
Item 7(c)...................................................  *
Item 7(d)...................................................  *
Item 8......................................................  *
Item 9......................................................  *
Item 10(a)..................................................  *
Item 10(b)..................................................  *
Item 11.....................................................  Item 5
Item 12.....................................................  *
Item 13.....................................................  *
Item 14(a)(1)...............................................  Item 7(a)(1)
Item 14(a)(2)...............................................  Item 7(a)(2)
Item 14(a)(3)...............................................  Item 7(a)(3)
Item 14(a)(4)...............................................  Item 7(a)(4)
Item 14(b)..................................................  Item 7(b)
Item 15(a)..................................................  *
Item 15(b)..................................................  Item 6
Item 16.....................................................  Item 8(e)
Item 17(a)..................................................  Item 9(b)
Item 17(b)..................................................  *
Item 17(c)..................................................  Item 9(c)
Item 17(d)..................................................  Item 9(a)
Item 17(e)..................................................  *
Item 17(f)..................................................  Item 9(f)

------------------------

* The item is not required by Schedule 13E-4, is inapplicable or is answered in the negative.

ITEM 1. ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) This statement relates to the Common Shares, no par value (the "Common Shares"), and the options to purchase Common Shares (the "Common Options") of Stolt-Nielsen S.A., a company organized under the laws of Luxembourg (the "Company"). The principal executive offices of the Company are located at c/o Stolt-Nielsen Limited, Aldwych House, 71-91 Aldwych, London WC2B 4HN, England.

    (b)-(c) The information set forth in the Offering Circular under "Market and Price Ranges of Securities; Dividends--Price Range of Securities" is incorporated herein by reference.

    (d) The information set forth in the Offering Circular under "Market and Price Ranges of Securities; Dividends--Dividends" is incorporated herein by reference.

    (e) Not applicable.

    (f) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d), (g) This Schedule 13E-3 is being filed by the Company. The information set forth in the Offering Circular under "The Company" is incorporated herein by reference. The names, business addresses, present principal occupations or employment and material occupations, positions, offices or employment during the last five years and citizenship of the directors and executive officers of the Company are set forth in Schedule I to the Offering Circular and are incorporated herein by reference.

    (e)-(f) During the last five years, none of the Company nor, to the best of its knowledge, any of the persons listed in Schedule I to the Offering Circular, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a) Not applicable.

    (b) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Past Contacts, Negotiations and Transactions" is incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

    (a) The information set forth in the Offering Circular under "The Exchange Offer--Terms of the Exchange Offer" and "The Exchange Offer--Certain Conditions of the Exchange Offer" is incorporated herein by reference.

    (b) The information set forth in the Offering Circular under "Information for Holders of Common Shares Resident in Norway" and "The Exchange Offer--Certain Legal Matters; Regulatory and Foreign Approvals" is incorporated herein by reference.

ITEM 5. PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)-(g) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Certain Effects of the Exchange Offer" and "Special Factors Related to the Exchange Offer--Plans for the Company after the Exchange Offer" is incorporated herein by reference.

ITEM 6. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth on the cover page to the Offering Circular and under "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

    (b) The information set forth in the Offering Circular under "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

    (c) Not applicable.

    (d) Not applicable.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a)-(d) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Background and Purpose of the Exchange Offer," "Special Factors Related to the Exchange Offer--Certain Effects of the Exchange Offer" and "Certain U.S. Federal and Non-U.S. Income Tax
Considerations" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

    (a)-(e) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is incorporated herein by reference.

    (f) Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a)-(b) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Interest of Certain Persons in Securities of the Company; Contracts, Arrangements or Understandings With Respect to Securities of the Company" is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a)-(b) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Certain Common Shares Expected to Be Exchanged" is incorporated herein by reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) The information set forth in the Offering Circular under "Special Factors Related to the Exchange Offer--Fairness of the Exchange Offer" is incorporated herein by reference.

    (b) Not applicable.

    (c) Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a)(1), (a)(2), (a)(4) The information set forth in the Offering Circular under "Selected Historical Consolidated Financial Data," the information set forth in the Company's Annual Report on Form 20-F for the fiscal year ended November 30, 1998, filed as Exhibit (g)(1) hereto, and the Company's Report on Form 6-K dated October 13, 1999, filed as Exhibit (g)(2) hereto, are incorporated herein by reference.

                                                                   FOR THE            FOR THE NINE
                                                                 YEARS ENDED          MONTHS ENDED
                                                                NOVEMBER 30,           AUGUST 31,
                                                             -------------------   -------------------
                                                               1998       1997       1999       1998
(a)(3) The ratio of earnings to fixed charges..............     2.4        4.3        1.4        2.8

    (b) The information set forth in the Offering Circular under "Capitalization" is incorporated herein by reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) The information set forth in the Offering Circular under "The Exchange Offer--Fees and Expenses" is incorporated herein by reference.

    (b) None.

ITEM 16. ADDITIONAL INFORMATION.

    The Offering Circular and the related Letter of Transmittal are incorporated herein by reference in their entirety.

ITEM 17. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
Exhibit (a)            Not applicable.

Exhibit (b)            Not applicable.

Exhibit (c)            Not applicable.

Exhibit (d)(1)         Offering Circular. Incorporated by reference to Exhibit
                       (a)(1) to the Schedule 13E-4.

Exhibit (d)(2)         Letter of Transmittal. Incorporated by reference to Exhibit
                       (a)(2) to the Schedule 13E-4.

Exhibit (d)(3)         Form of letter to brokers, dealers, commercial banks, trust companies and other nominees. Incorporated by reference to
                       Exhibit (a)(3) to the Schedule 13E-4.

Exhibit (d)(4)         Form of letter to clients of brokers, dealers, commercial
                       banks, trust companies and other nominees. Incorporated by reference to Exhibit (a)(4) to the Schedule 13E-4.

Exhibit (d)(5)         Press release, dated January 14, 2000. Incorporated by
                       reference to Exhibit (a)(5) to the Schedule 13E-4.

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
Exhibit (d)(6)         Notice of Guaranteed Delivery. Incorporated by reference to
                       Exhibit (a)(6) to the Schedule 13E-4.

Exhibit (d)(7)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9. Incorporated by reference to
                       Exhibit (a)(7) to the Schedule 13E-4.

Exhibit (d)(8)         Notice of Election to Exchange Options. Incorporated by
                       reference to Exhibit (a)(8) to the Schedule 13E-4.

Exhibit (d)(9)         Form of letter to holders of Common Shares and Class B
                       Shares. Incorporated by reference to Exhibit (a)(9) to the
                       Schedule 13E-4.

Exhibit (d)(10)        Form of letter to holders of options to purchase Common
                       Shares. Incorporated by reference to Exhibit (a)(10) to the
                       Schedule 13E-4.

Exhibit (e)            Not applicable.

Exhibit (f)            Not applicable.

Exhibit (g)(1)         Pages 24 through 43 of Stolt-Nielsen S.A.'s Annual Report on
                       Form 20-F for the fiscal year ended November 30, 1998.
                       Incorporated by reference to Exhibit (g)(1) to the Schedule
                       13E-4.

Exhibit (g)(2)         Pages 5 through 7 of Stolt-Nielsen S.A.'s Report on Form 6-K dated October 13, 1999. Incorporated by reference to Exhibit
                       (g)(2) to the Schedule 13E-4.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2000                                STOLT-NIELSEN S.A.

                                                       By:  /s/ JAN CHR. ENGELHARDTSEN
                                                            -----------------------------------------
                                                            Name: Jan Chr. Engelhardtsen
                                                            Title:  Chief Financial Officer

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                                         DESCRIPTION
-------                                        -----------
Exhibit (a)            Not applicable.

Exhibit (b)            Not applicable.

Exhibit (c)            Not applicable.

Exhibit (d)(1)         Offering Circular. Incorporated by reference to Exhibit
                       (a)(1) to the Schedule 13E-4.

Exhibit (d)(2)         Letter of Transmittal. Incorporated by reference to Exhibit
                       (a)(2) to the Schedule 13E-4.

Exhibit (d)(3)         Form of letter to brokers, dealers, commercial banks, trust companies and other nominees. Incorporated by reference to
                       Exhibit (a)(3) to the Schedule 13E-4.

Exhibit (d)(4)         Form of letter to clients of brokers, dealers, commercial
                       banks, trust companies and other nominees. Incorporated by reference to Exhibit (a)(4) to the Schedule 13E-4.

Exhibit (d)(5)         Press release, dated January 14, 2000. Incorporated by
                       reference to Exhibit (a)(5) to the Schedule 13E-4.

Exhibit (d)(6)         Notice of Guaranteed Delivery. Incorporated by reference to
                       Exhibit (a)(6) to the Schedule 13E-4.

Exhibit (d)(7)         Guidelines for Certification of Taxpayer Identification
                       Number on Substitute Form W-9. Incorporated by reference to
                       Exhibit (a)(7) to the Schedule 13E-4.

Exhibit (d)(8)         Notice of Election to Exchange Options. Incorporated by
                       reference to Exhibit (a)(8) to the Schedule 13E-4.

Exhibit (d)(9)         Form of letter to holders of Common Shares and Class B
                       Shares. Incorporated by reference to Exhibit (a)(9) to the
                       Schedule 13E-4.

Exhibit (d)(10)        Form of letter to holders of options to purchase Common
                       Shares. Incorporated by reference to Exhibit (a)(10) to the
                       Schedule 13E-4.

Exhibit (e)            Not applicable.

Exhibit (f)            Not applicable.

Exhibit (g)(1)         Pages 24 through 43 of Stolt-Nielsen S.A.'s Annual Report on
                       Form 20-F for the fiscal year ended November 30, 1998.
                       Incorporated by reference to Exhibit (g)(1) to the Schedule
                       13E-4.

Exhibit (g)(2)         Pages 5 through 7 of Stolt-Nielsen S.A.'s Report on Form 6-K dated October 13, 1999. Incorporated by reference to Exhibit
                       (g)(2) to the Schedule 13E-4.